FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of June 2006 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On June 6, 2006, the Registrant announced that the appeals court affirmed dismissal of the class action suit against Tower Semiconductor Ltd. and certain of its directors and shareholders. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: June 6, 2006                                   By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

          APPEALS COURT AFFIRMS DISMISSAL OF CLASS ACTION SUIT AGAINST
           TOWER SEMICONDUCTOR LTD. AND CERTAIN OF ITS DIRECTORS AND
                                  SHAREHOLDERS

MIGDAL HAEMEK, Israel - June 6, 2006 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, today announced that the United States Court of Appeals for the Second Circuit affirmed the August 2004 decision of the United States District Court for the Southern District of New York to dismiss the class action suit filed in July 2003 against the Company and certain of its directors and shareholders.

The decision of the Court of Appeals may be subject to motions for appeal/or rehearing by the plaintiff and there is therefore no assurance that the decision of the Court of Appeals is a final disposition of the action

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35-micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.

CONTACT:
     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.